Leerink Partners LLC

1301 Avenue of the Americas, 12th floor

New York, NY 10019

Piper Jaffray & Co.

800 Nicollet Mall Suite 1000

Minneapolis, MN 55402

April 30, 2018

Re:	ASLAN Pharmaceuticals Limited
Registration Statement on Form F-1
Registration File No. 333-223920

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of ASLAN Pharmaceutical Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on May 2, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 16, 2018:

(i)	Dates of distribution: April 16, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 920

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 40

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEERINK PARTNERS LLC PIPER JAFFRAY & CO. As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement LEERINK PARTNERS LLC.

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Peter Day
Name: Peter Day
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]